September 5, 2007

Mail Stop 4561

**Via U.S. Mail and Fax (714-848-7701)**
Mr. Andrew Haag
Chief Financial Officer
Quintek Technologies, Inc.
17951 Lyons Circle
Huntington Beach, CA 92647

      RE:    **Quintek Technologies, Inc.**
              **Form 10-KSB for the period ended June 30, 2006**
              **Filed September 28, 2006**
              **File No. 0-29719**

Dear Mr. Haag:

We have reviewed your response letter dated August 28, 2007 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 5.  Employee Receivables, page F-12

1.      We have reviewed your response to comment 1. The statements in your response that the notes are not doubtful and that the valuation allowance correctly states your financial position are contradictory. Furthermore, while we recognize the need to maintain records of the interest that is due on the notes, this does not equate to recognition of the income in your financial statements. Please revise to reverse the recognition of interest income. For reference see paragraph 84(g) of Statement of Financial Accounting Concepts No. 5.

Please respond to the comment included in this letter within ten business days.  If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
*Branch Chief*